Exhibit 99.1

Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three and six months ended September 30, 2019 and 2018 (unaudited)

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| i

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 1

Interim Condensed Consolidated Statements of Operations

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2019	2018	2019	2018
	Notes	$	$	$	$
Revenues		67,363	37,093	139,581	78,667
Cost of revenues	7	46,680	29,372	97,721	62,090
Gross margin		20,683	7,721	41,860	16,577

Operating expenses
Selling, general and administrative expenses	7	18,576	7,949	37,503	16,015
Business acquisition and integration costs		1,416	1,033	2,090	2,048
Depreciation	7	810	197	1,596	418
Amortization of intangibles		2,531	1,489	5,082	2,984
Foreign exchange gain		(87)	(86)	(33)	(54)
		23,246	10,582	46,238	21,411
Operating loss		(2,563)	(2,861)	(4,378)	(4,834)
Financial expenses	8	450	545	1,071	1,077
Loss before income taxes		(3,013)	(3,406)	(5,449)	(5,911)
Income tax expense (recovery)
Current		(18)	(248)	20	432
Deferred		(665)	(1,035)	(1,592)	(2,024)
		(683)	(1,283)	(1,572)	(1,592)
Net loss		(2,330)	(2,123)	(3,877)	(4,319)
Basic and diluted loss per share	6	(0.04)	(0.09)	(0.07)	(0.18)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 2

Interim Condensed Consolidated Statements of Financial Position

As at		September 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2019	2019
	Notes	$	$
Assets
Current assets
Cash		14,587	12,801
Short-term deposits		1,328	1,324
Accounts receivable and other receivables		59,982	67,146
Income taxes receivable		1,652	1,217
Unbilled revenue		9,097	7,583
Tax credits receivable		3,776	5,829
Prepaid		2,993	3,166
		93,415	99,066
Non-current assets
Restricted cash		2,188	2,165
Income taxes receivable		627	632
Tax credits receivable		2,933	2,536
Property and equipment		2,916	2,339
Right-of-use assets	3	11,182	-
Intangibles		42,197	47,551
Deferred tax assets		5,126	2,946
Goodwill		79,262	79,634
		239,846	236,869

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		42,936	48,935
Deferred revenue		6,421	5,998
Current portion of lease liabilities	3	460	-
Current portion of long-term debt		1,000	1,000
		50,817	55,933
Non-current liabilities
Long-term debt		27,736	27,305
Lease liabilities	3	11,181	-
Deferred lease inducements		-	159
Deferred tax liabilities		2,593	2,016
		92,327	85,413
Shareholders' equity
Share capital	4	187,180	186,861
Deficit		(42,990)	(39,113)
Accumulated other comprehensive income		630	1,469
Contributed surplus		2,699	2,239
		147,519	151,456
		239,846	236,869
Subsequent events	11

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 3

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended September 30

(in thousands of Canadian dollars, except share data) (unaudited)

	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2019		55,665,476	186,861	(39,113)	1,469	2,239	151,456
Net loss		-	-	(3,877)	-	-	(3,877)
Cumulative translation adjustment on consolidation of foreign subsidiaries		-	-	-	(839)	-	(839)
Total comprehensive income (loss)		-	-	(3,877)	(839)	-	(4,716)
Share-based compensation		-	-	-	-	480	480
Issuance of Subordinate Voting Shares from exercise of stock options	4	30,151	116	-	-	(20)	96
Share-based compensation on shares vested during the period, issued on business acquisitions	4	-	203	-	-	-	203
Total contributions by, and distributions to, shareholders		30,151	319	-	-	460	779
Balance as at September 30, 2019		55,695,627	187,180	(42,990)	630	2,699	147,519

Balance as at March 31, 2018		25,951,311	54,251	(23,927)	558	1,144	32,026
Net loss		-	-	(4,319)	-	-	(4,319)
Cumulative translation adjustment on consolidation of foreign subsidiary		-	-	-	(311)	-	(311)
Total comprehensive income (loss)		-	-	(4,319)	(311)	-	(4,630)
Share-based compensation		-	-	-	-	122	122
Share-based compensation on shares vested during the period, issued on business acquisitions		-	538	-	-	-	538
Total contributions by, and distributions to, shareholders		-	538	-	-	122	660
Balance as at September 30, 2018		25,951,311	54,789	(28,246)	247	1,266	28,056

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 4

Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2019	2018	2019	2018
	$	$	$	$
Net loss	(2,330)	(2,123)	(3,877)	(4,319)
Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries, net of tax	676	(129)	(839)	(311)
	676	(129)	(839)	(311)
Comprehensive loss	(1,654)	(2,252)	(4,716)	(4,630)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 5

Interim Condensed Consolidated Statements of Cash Flows

		For the three months ended September 30,		For the six months ended September 30,
(in thousands Canadian dollars) (unaudited)		2019	2018	2019	2018
	Notes	$	$	$	$
Operating activities
Net loss		(2,330)	(2,123)	(3,877)	(4,319)
Items not affecting cash
Depreciation and amortization		3,341	1,686	6,678	3,402
Amortization of deferred lease inducements		-	(17)	-	(34)
Amortization of finance costs		48	23	128	30
Share-based compensation		453	470	683	946
Unrealized foreign exchange gain		(28)	-	(11)	-
Interest accretion on balances of purchase payable		28	58	56	116
Deferred taxes		(665)	(1,035)	(1,592)	(2,024)
Changes in non-cash working capital items	9	(1,421)	(1,029)	1,518	(1,289)
		1,756	156	7,460	1,147
Net cash from (used in) operating activities		(574)	(1,967)	3,583	(3,172)

Investing activities
Additions to property and equipment, net of disposals		(372)	(77)	(1,112)	(319)
Additions to intangibles		-	(16)	-	(132)
Short-term deposits		(2)	-	(4)	-
Restricted cash		(12)	(27)	(23)	(18)
Right-of-use		222	-	222	-
Net cash used in investing activities		(164)	(120)	(917)	(469)

Financing activities
Line of credit drawn (repaid)		-	(12,083)	-	(7,776)
Increase (decrease) of long-term debt, net of related transaction costs		16,154	(31)	20,902	2,678
Repayment of long-term debt		(11,582)	-	(20,493)	(2,956)
Exercise of stock options		83	-	96	-
Repayment of lease liabilities		(465)	-	(979)	-
Net cash from (used in) financing activities		4,190	(12,114)	(474)	(8,054)

Effect of exchange rate changes		(25)	(21)	(406)	(21)
Net change in cash		3,427	(14,222)	1,786	(11,716)
Cash, beginning of period		11,160	16,971	12,801	14,465
Cash, end of period		14,587	2,749	14,587	2,749
Cash paid (included in cash flow used in operating activities) :
Interest paid		344	661	770	917
Income taxes paid		148	-	287	195

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 6

Notes to Interim Condensed Consolidated Financial statements for the three and six months ended September 30, 2019 and 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

1.	Governing statutes and nature of operations

Alithya Group inc. (“Alithya” or the “Company”) (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Quebec). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), now the Business Corporations Act (Québec), Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company. As of the opening of markets, on November 2, 2018, the Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.

The Company and its subsidiaries (the “Group”) provide innovative consulting services in the areas of information technology, including systems integration, strategy and expert recruiting services, mainly in the financial services, manufacturing, energy, transportation and logistics, telecommunication, professional services, healthcare and government.

The Company is the Group’s ultimate parent company and its head office is located at 700, De La Gauchetière Street West, Suite 2400, Montréal, Quebec, Canada, H3B 5M2.

2.	Summary of significant accounting policies

These interim condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2019, except for the adoption of IFRS 16 - Leases in the current period as detailed below.

The accounting policies have been applied consistently by all Alithya entities.

Basis of Preparation

Statement of Compliance

The Company’s interim condensed consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. They have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2019.

These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on November 12, 2019.

Basis of Measurement and Comparative Figures

The interim condensed consolidated financial statements have been prepared on an accrual basis and under the historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, which are measured at fair value.

Certain figures have been reclassified to conform to the current year presentation.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

2.	Summary of significant accounting policies (CONT’D)

New Standards and Interpretations Adopted as at april 1,, 2019

IFRS 16 – Leases

Adoption

IFRS 16 - Leases replaces IAS 17 - Leases along with three interpretations (IFRIC 4 - Determining whether an Arrangement Contains a Lease, SIC 15 - Operating Leases - Incentives and SIC 27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease). The new standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16, if any, being recognized in equity as an adjustment to the opening balance of deficit for the current period. Prior periods have not been restated.

In applying IFRS 16 – Leases for the first time, the Group has used the following practical expedients permitted by the standard:

•

applying the definition of a lease from IAS 17 and IFRIC 4, for contracts in place at the date of the initial application, and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and IFRIC 4;

•	excluding initial direct costs from the measurement of the right-of-use assets at the date of initial application;
•	measuring the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition;
•	relying on the assessment of whether leases are onerous immediately before the date of initial application as an alternative to performing an impairment review;
•

excluding from the recognition of right-of-use assets all leases previously accounted for as operating leases with a remaining lease term of less than 12 months and all leases of low-value assets but to account for the lease expense on a straight-line basis over the remaining lease term;

•	using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease; and
•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics.

On transition to IFRS 16, the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 4.16%.

The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 at April 1, 2019.

	Carrying amount as at March 31, 2019	Reclassification	Remeasurement	IFRS 16 carrying amount as at April 1, 2019
	$	$	$	$
Right-of-use assets	-	(159)	6,668	6,509
Deferred lease inducements	(159)	159	-	-
Lease liabilities	-	-	(6,668)	(6,668)

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

2.	Summary of significant accounting policies (CONT’D)

The following is a reconciliation of total operating lease commitments at March 31, 2019 to the lease liabilities recognized as at April 1, 2019.

$
Total operating lease commitments disclosed at March 31, 2019	14,228
Recognition exemptions:
Variable payments	(6,426)
Leases with remaining lease term of less than 12 months	(119)
Operating lease liabilities before discounting	7,683
Discounted using incremental borrowing rate	(1,015)
Total lease liabilities recognized under IFRS 16 at April 1, 2019	6,668

Policy applicable from April 1, 2019

The Group as a lessee

For any new contracts entered into on or after April 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•

the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and

•

the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

2.	Summary of significant accounting policies (CONT’D)

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. The Group has elected not to recognize separately non-lease components of leases for office space (buildings). Accordingly, lease payments and the lease liability include payments relating to lease and non-lease components.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the interim condensed consolidated statements of operations on a straight-line basis over the lease term.

The Group as a lessor

The accounting policy under IFRS 16 for lessors has not changed.

As a lessor the Group classifies its leases as either operating or finance leases.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.

Policy applicable before April 1, 2019

The Group as a lessee

Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.

Lease payments under operating leases were charged to the interim condensed consolidated statements of operations on a straight-line basis over the lease term. Operating lease incentives, typically for premises, were recognized as a reduction in the rental expense over the lease term and recorded on the statements of financial position as deferred lease inducements.

Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage.

significant management judgement in applying accounting policies and estimation uncertainty

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

2.	Summary of significant accounting policies (CONT’D)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.

The judgements, estimates and assumptions applied in the interim condensed consolidated financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual audited consolidated financial statements for the year ended March 31, 2019 except with respect to the application of IFRS 16 - Leases.

3.	Leases

Right-of-use assets

The following right-of-use assets relate to right-of-use real estate.

As at	September 30, 2019
$
Beginning balance as at March 31, 2019	6,509
Addition	5,834
Termination	(43)
Depreciation	(1,052)
Lease inducement allowance	(13)
Exchange rate effect	(53)
Ending balance	11,182

Lease liabilities

As at	September 30, 2019
$
Beginning balance as at March 31, 2019	6,668
Addition	6,049
Termination	(44)
Lease payments	(1,121)
Lease interest	142
Exchange rate effect	(53)
Ending balance	11,641
Current portion	460
11,181

Contractual lease payments under the lease liabilities as at September 30, 2019 are as follows:

As at	September 30, 2019
$
Less than one year	917
One to five years	6,734
More than five years	6,394
Total undiscounted lease payments at period end	14,045

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

3.	Lease (CONT’D)

Amounts recognized in net loss

	For the three months ended September 30, 2019	For the six months ended September 30, 2019
	$	$
Interest on lease liabilities	87	142
Expenses relating to short-term leases	20	40
Variable lease payments	403	826
	510	1,008

Total cash outflow for leases for the three and six months ended September 30, 2019 was $1,030,000 and $1,987,000, respectively.

4.	Share capital
	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
As at March 31, 2019	48,496,492	183,346	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	-	203	-	-
Exercise of stock options	30,151	116	-	-
As at September 30, 2019	48,526,643	183,665	7,168,984	3,515

During the six months ended September 30, 2019, the following transactions occurred:

•

As part of the business acquisition of Alithya Digital Technology Corporation, Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended September 30, 2019 was $163,000.

•

As part of the business acquisition of Pro2p Services Conseils Inc., Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended September 30, 2019 was $40,000.

•

30,151 stock options were exercised and 30,151 Subordinate Voting Shares were issued with an approximate value of $116,000, for cash consideration of $96,000 with $20,000 reclassified from contributed surplus.

Share purchase plan

Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized in share-based compensation.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

4.	Share capital (CONT’D)

Long-Term Incentive Plan (the “Plan”)

The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, Deferred Share Units (“DSU”), and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.

Stock options

Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the highest closing price of such shares on the TSX or NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options are to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

The following table presents information concerning the number of stock options granted by the Company.

	Number of shares	Weighted average exercise price
		$
As at March 31, 2019	2,623,542	3.80
Granted	805,500	3.64
Forfeited	(50,534)	4.53
Expired	(178,770)	3.21
Exercised	(30,151)	3.16
As at September 30, 2019	3,169,587	3.79
Exercisable at period end	1,628,587	3.54

Included in the 1,628,587 of stock options exercisable as at September 30, 2019, 863,160 stock options are available to purchase Multiple Voting Shares.

On June 21, 2019, Alithya issued 435,000 and 190,500 stock options, to purchase a total of 625,500 Subordinate Voting Shares, subject to terms set out in the grant letters at an exercise price of $3.64 and $2.76 US dollars, respectively.

On August 16, 2019, Alithya issued 85,000 and 95,000 stock options, to purchase a total of 180,000 Subordinate Voting Shares, subject to terms set out in the grant letters at an exercise price of $3.65 and $2.78 US dollars, respectively.

The weighted average share price per share of the stock options exercised at the date of exercise was $3.16.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

DSU

Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date.

On September 30, 2019, 20,937 fully vested DSU in aggregate, were granted to non-employee directors of the Company subject to terms set out in the award agreement at a fair value of $3.97 per DSU for an aggregate fair value of $83,120. The amount has been recorded in share-based compensation expense. The DSU will be settled 90 days following the participant’s termination date.

Share-Based Compensation

The number of Alithya stock options granted to employees during the six months ended September 30, 2019 and 2018, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	September 30,	September 30,
	2019	2018
Compensation expense related to the options granted	196	-
Number of stock options granted	805,500	-
Weighted average fair value of options granted	$ 2.01	-
Aggregate fair value of options granted	1,621	-
Weighted average assumptions
Share price	$ 3.64	-
Exercise price	$ 3.64	-
Risk-free interest rate	2.42%	-
Expected volatility*	30%	-
Dividend yield	-	-
Expected option life (years)	5.1	-
Vesting conditions – time (years)	2.6	-

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

5.	Related parties

Operating transactions with shareholders

In the normal course of operations, the Company concluded the following transactions with shareholders exercising significant influence. The transactions have been recorded at the exchange amount, which represents the contractual amount of consideration established and accepted by the related parties.

	For the three months ended September 30,		For the six months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Consulting fee revenue*	6,169	9,532	12,946	23,265

* One of the shareholders exercising significant influence has committed to minimum amounts of revenue and EBITDA over a four-year period ending in July 2020, which may be extended to July 2021 under certain conditions. Should the minimum contracted amounts not be met, the shareholder in question and another one of the shareholders will jointly reimburse Alithya an amount up to $4 million.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

As at	September 30,	March 31,
	2019	2019
	$	$
Trade accounts receivable	7,459	9,653

Other expenses concluded with shareholders exercising significant influence included employee benefits and communications expenses. However, these amounts were not significant.

6.	Earnings per share
	For the three months ended September 30,		For the six months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Net loss	(2,330)	(2,123)	(3,877)	(4,319)
Allocation of loss net of dividends to shareholders of preferred shares	-	129	-	267
Net loss to shareholders of common shares	(2,330)	(1,994)	(3,877)	(4,052)

Weighted average number of common shares outstanding	55,673,570	22,520,163	55,670,847	22,520,163
Basic and diluted loss per share	(0.04)	(0.09)	(0.07)	(0.18)

The stock options mentioned in Note 4 were not included in the calculation of diluted earnings per share since the Company suffered losses and the inclusion of these stock options would have an antidilutive effect.

7.	Additional information on consolidated loss

The following table provides additional information on the consolidated loss:

	For the three months ended September 30,		For the six months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Employee compensation costs	46,119	20,433	95,492	41,705
Tax credits	949	744	2,071	1,653
Selling expenses	9,646	2,949	20,331	5,725
General and administrative expenses	8,930	5,000	17,172	10,290
Depreciation of property and equipment	254	197	544	418
Depreciation of right-of-use assets	556	-	1,052	-

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

8.	Financial expenses

The following table summarizes financial expenses:

	For the three months ended September 30,		For the six months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Interest on long-term debt	258	240	623	482
Interest and financing charges	55	224	150	449
Interest on lease liabilities	87	-	142	-
Amortization of finance costs	48	23	128	30
Interest accretion on balances of purchase payable	28	58	56	116
Interest income	(26)	-	(28)	-
	450	545	1,071	1,077

9.	Supplementary cash flow information

Net change in non-cash working capital items is as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Accounts receivable and other receivables	8,109	4,696	6,939	(462)
Income taxes receivable	(339)	(183)	(442)	299
Unbilled revenue	(3,107)	606	(1,537)	3,469
Tax credits receivable	2,770	(429)	1,656	1,420
Prepaid	434	125	166	52
Accounts payable and accrued liabilities	(9,283)	(5,316)	(5,717)	(5,389)
Deferred revenue	(5)	(528)	453	(678)
	(1,421)	(1,029)	1,518	(1,289)

10.	Segment and geographical information

The Company has examined its activities and has determined that, based on information received on a regular basis by the decision-makers, it has a single reportable segment.

Revenues by geographic location

The following table presents total external revenues by geographic location:

	For the three months ended September 30,				For the six months ended September 30,
	2019		2018		2019		2018
	$	%	$	%	$	%	$	%
Canada	35,119	52.2	34,112	92.0	74,706	53.5	72,813	92.6
USA	29,118	43.2	-	-	58,439	41.9	-	-
Europe	3,126	4.6	2,981	8.0	6,436	4.6	5,854	7.4
	67,363	100.0	37,093	100.0	139,581	100.0	78,667	100.0

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

Long-lived assets by geographic location

The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	September 30,		March 31,
	2019		2019
	$	%	$	%
Canada	47,082	34.7	40,451	31.2
USA	84,992	62.7	86,454	66.7
Europe	3,483	2.6	2,619	2.1
	135,557	100.0	129,524	100.0

An analysis of the Group’s revenue from customers for each major service category is as follows:

	For the three months ended September 30,				For the six months ended September 30,
	2019		2018		2019		2018
	$	%	$	%	$	%	$	%
System integration and consulting services	64,811	96.2	36,539	98.5	135,143	96.8	77,449	98.5
Payrolling services	310	0.5	374	1.0	671	0.5	724	0.9
Software revenue	2,242	3.3	180	0.5	3,767	2.7	494	0.6
	67,363	100.0	37,093	100.0	139,581	100.0	78,667	100.0

11.	Subsequent events

On October 1, 2019, the Company acquired 100% of the issued and outstanding share capital of Matricis Informatique Inc., a consulting firm specializing in advanced applications and systems using techniques derived from the Internet of Things (IoT), Artificial Intelligence (AI), a combination of the aforementioned (AIoT), as well as operational intelligence in the healthcare, industrial, and financial sectors, in consideration for Subordinated Voting Shares and cash. The acquisition was completed for total consideration of $7,200,000, subject to working capital adjustments and other adjustments as necessary, consisting of $3,600,000, in cash, payable in two equal instalments on October 1, 2019 and October 1, 2022 and $3,600,000, in aggregate, in share consideration payable by way of 947,292 Subordinated Voting Shares, of which 473,646 were issued on October 1, 2019 and 157,882 will be issued in equal portions on October 1, 2020, October 1, 2021 and October 1, 2022.

On October 2, 2019, Alithya Zero2Ten, Inc. an indirect wholly-owned subsidiary of the Company, sold 100% of the issued and outstanding share capital of its wholly-owned subsidiary, Zero2Ten EMEA Limited, for cash consideration of GBP£800,000 ($1,302,000), of which GBP£350,000 ($570,000) was paid on October 2, 2019 and GBP£450,000 ($732,000) is due on April 1, 2020.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2019 and 2018	| 17